Exhibit 99.1

AVEXA AND PROGEN MERGER UPDATE

Investor forums to be held in Sydney, Brisbane and Melbourne

Melbourne, Australia, 31 December 2008: Biotechnology companies Avexa Limited (ASX: AVX) and Progen Pharmaceuticals Limited (ASX:PGL; NASDAQ:PGLA) today announced an update to shareholders regarding their proposed merger.

The companies will be hosting a series of investor forums to provide an opportunity to discuss the strategic rationale for the merger, the upcoming milestones for the new company, and to address shareholder questions. This series of forums will be followed up in February with another series.

On December 22, the companies announced their intention to merge with the signing of an exclusive and binding Merger Implementation Agreement (MIA) and shareholders from both companies will vote on the proposed merger in the first quarter of 2009.  The merger has been unanimously recommended by the Boards of Directors of both Progen and Avexa.

Nathan Drona, Chairman of the new entity, stated, “We are delighted that after several months of considering various options, the Progen board has unanimously recommended this merger with Avexa.  We are excited to meet with shareholders at these forums to ensure the respective investor bases of both companies fully understand the merger terms, conditions and strategic roadmap forward for this new and exciting entity. In the current economic environment, Australian life science companies need to find ways to share risk, resources and rewards. It is no longer about companies remaining indication-specific, but rather pooling assets to generate the greatest return for shareholders and we believe that a merger between Avexa and Progen will deliver on this promise.”

The meetings will be held in Sydney, Melbourne and Brisbane, during which Nathan Drona, Chairman of the post merged entity and Dr Julian Chick, CEO, will present the strategic plan moving forward. Justus Homburg, CEO of Progen and a Director of the new entity will also be available to answer questions.

Shareholder meeting details (light refreshments will be served at each meeting)

MELBOURNE – TUESDAY 6 JANUARY 2009

12.30pm           Level 27, Optus Building, 367 Collins Street, Melbourne

SYDNEY – WEDNESDAY 7 JANUARY 2009

12.30pm           Level 29, ABN AMRO Tower, Cnr Phillip & Bent Streets, Sydney

BRISBANE – THURSDAY 8 JANUARY 2009

12.30pm           Level 29, Riverside Centre, 123 Eagle Street, Brisbane

Transaction timetable

Merger Implementation Agreement (MIA) signed	22 December 2008
Explanatory notice of merger and share buyback to be sent to Progen shareholders	Late January 2009
Scheme Booklet to be sent to Avexa shareholders	February 2009
Progen shareholder meeting to approve the merger and share buyback	Late February 2009
Avexa scheme meeting to approve the merger	March 2009
Progen share buyback conducted	Late March 2009
Merger implementation date	Early April 2009

Key outcomes of the merger

•                  Creates one of Australia’s leading biotechnology companies

•                  Brings together a diverse portfolio of assets across oncology and infectious disease at various stages of development with both near and long term milestones and significant market potential

•                  Merged group will have a strong balance sheet, with a projected cash balance of over $60 million (post buyback and transaction costs)

•                  A key focus will be continued development of ATC. ATC is one of only two new HIV therapies in Phase III clinical trials anywhere in the world and, whilst there can be no assurance, every HIV therapy that has commenced Phase III testing has successfully completed these trials and been approved in major markets

•                  Sufficient cash expected to fund the clinical trials of ATC through to the week 24 milestone of the first Phase III study, a key value inflection point

•                  With the proposed share buyback, Progen shareholders will have flexibility to receive a partial cash return, while still retaining exposure to the significant upside of a late stage drug in clinical Phase III trials and their portfolio of oncology and other infectious disease drugs

•                  Well positioned to realize the significant benefits of progressing a combined oncology and anti-viral focus, including research synergies, clinical development, and regulatory pathways

•                  Provides flexibility to license and partner programs

About Avexa

Avexa Limited is a Melbourne-based biotechnology company with a focus on discovery, development and commercialisation of small molecules for the treatment of infectious diseases.   Avexa has dedicated resources and funding for key projects including its HIV integrase program and an antibiotic program for antibiotic-resistant bacterial infections. The Company’s lead program is apricitabine (ATC), an anti-HIV drug which has successfully completed the 48 week dosing of its Phase IIb trial and is currently in Phase III trials worldwide. www.avexa.com.au

About Progen

Progen Pharmaceuticals Limited is a globally focused biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development.  Progen targets the multiple mechanisms of cancer across its three technology platforms, angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the United States of America.  www.progen-pharma.com

For more information:

Avexa	Progen
Dr. Julian Chick	T Justus Homburg
Chief Executive Officer	Chief Executive Officer
+61 3 9208 4300	+61 7 3842 3333

AU: Investor Relations	US: Investor Relations
Sabrina Antoniou	Remy Bernarda
Blueprint Life Science Group	Blueprint Life Science Group
+ 61 2 9519 5537	+ 1 415 375 3340 x2022